Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: March 13, 2025

EVENTS.COM ACQUIRES ICONIC TEMECULA VALLEY BALLOON & WINE FESTIVAL

●	Camping Reservations Now Open with Individual Festival Tickets, Performer Lineup and Event Schedule Coming Soon
●	Strategic Investment Expands Events.com’s Portfolio of Live Experiences and Strengthens its Footprint in the Southern California Market
●	Acquisition Reinforces Commitment to Nonprofit Mission, Further Enhancing Community Impact and Support

LA JOLLA, CA – March 13, 2025 – Events.com (“the Company”), an industry-leading event management platform, announced today its acquisition of the renowned Temecula Valley Balloon & Wine Festival and the launch of camping packages for the 2025 event, taking place June 20-22, 2025. Fans can now purchase their camping spots at TemeculaValleyFestival.com, powered by Events.com. This innovative platform features an interactive map that allows festival-goers to easily select their preferred camping package and location, streamlining the reservation process like never before. Individual one- and three-day festival passes for fans not camping, the performer lineup, and the complete event schedule will be revealed soon.

The Temecula Valley Balloon & Wine Festival attracts hundreds of thousands of visitors each spring to the Lake Skinner Recreation Area. The 2025 festival will feature stunning, breathtaking hot air balloon displays and rides, immersive beer and wine tastings from local vendors, and top-tier live entertainment, with an expanded, full three-day experience. This year, national touring artists will perform on both the main and wine stages, and the festival introduces new amenities such as expanded camping, faster vehicle check-ins, and a third music stage at the Outpost Saloon. The performer lineup and full event schedule will be announced soon.

This acquisition supports Events.com’s ongoing expansion into the Southern California market, adding to its portfolio of premier live events, including the recently announced Wonderfront Music & Arts Festival. Events.com’s platform is built to handle the demands of large-scale events, providing advanced management tools needed for big gatherings like the Temecula Balloon & Wine Festival, where smooth operations and an elevated, modern attendee experience are key. Under Events.com's ownership, festival goers can expect a seamless digital experience for ticketing, real-time event updates, and interactive features powered by Events.com’s AI-driven event discovery and management tools.

“The Temecula Valley Balloon & Wine Festival is a cultural touchstone in Southern California’s wine country, embodying everything we value at Events.com Thanks to the leadership of Scott Soares, Lynn Shaver, and a community of incredible volunteers, Temecula has grown into a vibrant celebration of creativity, community, and the power of collective experiences,” said Stephen Partridge, Co-Founder, President and COO of Events.com “With Temecula’s decades-long legacy as a beloved tradition and Wonderfront’s emergence as a dynamic new force in the festival scene, we’re excited to further embrace our role in shaping the future of Southern California’s live events landscape. Through this acquisition, we look forward to enhancing the festival while sustaining its nonprofit mission and enriching the community for years to come."

Each year, the festival brings millions of dollars into the local economy, with festival proceeds benefiting community organizations such as school programs, military groups, and Dollars for Scholars. Under Events.com’s ownership, the festival will continue to honor its longstanding commitment to the Temecula Valley community by expanding support for local programs and initiatives that bring value to the area. Events.com will also introduce a revenue-sharing model that will directly benefit the 501(c)(4), allowing it to allocate even more funds toward local initiatives and enhance its community-driven impact.

Additionally, the festival will leverage Events.com’s cutting-edge event management solutions to improve the attendee experience and streamline operations and analytics for organizers, resulting in increased revenue and in turn, increased funding going back to the local community.

“As someone who’s spent decades in the live music industry, I’ve witnessed firsthand how critical it is to blend tradition with innovation. The Temecula Valley Balloon & Wine Festival has been a cornerstone of the community for over 40 years, and with Events.com’s advanced platform, we’re able to enhance the experience for both festival-goers and organizers,” said Paul Thornton, Executive Producer of the Temecula Valley Balloon & Wine Festival. “From simplifying campsite reservations to providing real-time updates, this partnership helps us preserve the festival’s rich history while introducing modern features that will elevate the event for future generations. We’re also excited to expand the talent lineup, bringing in top-tier artists year over year, and ensuring that the festival continues to grow and evolve. It’s a great opportunity to contribute to an iconic festival that remains dynamic and adaptable in an ever-changing landscape.”

Events.com enables event organizers to manage, market, and monetize the entire lifecycle of an event, from local fundraisers to global festivals, marathons, and more. With end-to-end event management solutions, Events.com gives organizers access to a suite of tools at every step. The platform offers sponsorship and promotional tools, event management software, digital marketing services, on-site check-in, and add-on sales to help ensure a smooth event experience from start to finish.

This acquisition also comes at a critical juncture for Events.com as it prepares for its public debut following its previously announced business combination with Concord Acquisition Corp. II (OTCQX: CNDA), a publicly traded special purpose acquisition company, which is expected to close in 2025, subject to the satisfaction or waiver of customary closing conditions.

For more information about Events.com, please visit https://events.com.

-ENDS-

Events.com Investor and Media Relations:

Gateway Group, Inc.

949.574.3860.

Events.com@gateway-grp.com

About Events.com

Events.com powers a two-sided marketplace and platform that helps passionate individuals create, promote, discover, and enjoy events. Events.com's platform helps event organizers seamlessly execute their events and allows event goers to discover, interact, and transact with the events they love. The Company offers a robust ecosystem that supports millions of event creators worldwide, catering to various interests. From the prestigious All-In Summit, the world's leading podcast for business, technology, and investing, to the exclusive Club Getaway featured on Bravo, the event calendar on NewYork.com, the transformative Archangel Summit, and movie experiences at the iconic Mayfair Theatre in Ottawa—Events.com technology is the driving force behind unforgettable moments worldwide.

For additional information, please visit events.com.

Video: The most meaningful moments in our lives, powered by Events.com

Art and Logos

You may download the logos from Events.com here.

About Temecula Valley Balloon & Wine Festival

Established in 1983, the Temecula Valley Balloon & Wine Festival has evolved from 35 hot air balloons and a handful of local wineries into one of Southern California’s premier events. Now drawing 15,000-20,000 attendees daily, the festival offers diverse entertainment, culinary experiences, and ballooning activities. Since 1989, it has been held at Lake Skinner Park, providing a picturesque setting where visitors can camp and fully immerse themselves in the event's scenic beauty.

The festival celebrates the perfect blend of music, wine, and hot air balloon experiences. Attendees enjoy performances by top touring acts and regional artists across various genres, including country, classic rock, alt rock, and Americana, while witnessing the vibrant energy of hot air balloon launches. Guests can also indulge in wine tastings from Southern California’s finest wineries, craft beer selections, gourmet food, and the iconic Balloon Glow in the evening.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, CNDA intends to file with the SEC the Registration Statement, which will include a prospectus with respect to PubCo’s securities to be issued in connection with the Proposed Business Combination and a proxy statement to be distributed to holders of CNDA’s common stock in connection with CNDA’s solicitation of proxies for the vote by CNDA’s stockholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, CNDA plans to file the definitive Proxy Statement with the SEC and to mail copies to stockholders of CNDA as of a record date to be established for voting on the Proposed Business Combination. This press release does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that PubCo or CNDA may file with the SEC. Before making any investment or voting decision, investors and security holders of CNDA and Events.com are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about, Events.com, CNDA, PubCo and the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by PubCo and CNDA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo and CNDA may be obtained free of charge from CNDA’s website at cnda.concordacquisitioncorp.com or by directing a request to Jeff Tuder, Chief Executive Office, 477 Madison Avenue New York, New York 10022; Tel: (212) 883-4330. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Events.com, CNDA, PubCo and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from CNDA’s stockholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of CNDA’s directors and executive officers, please refer to CNDA’s annual report on Form 10-K filed with the SEC on March 1, 2024, and Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of CNDA’s stockholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.